FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2007
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.

News Release dated February 15, 2007 (“RIM Chairman & Co-CEO to Present at 2007 RBC Capital Markets Communications, Media & Technology Conference")

News Release dated February 16, 2007 (“RIM Provides Status Update")

Page No 1 2

Document 1

February 15, 2007

FOR IMMEDIATE RELEASE

RIM Chairman & Co-CEO to Present at 2007 RBC Capital Markets Communications, Media & Technology Conference

Waterloo, ON – Jim Balsillie, Chairman & Co-CEO at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) will present at the 2007 RBC Capital Markets Communications, Media & Technology Conference in Toronto, Canada on Wednesday, February 21, 2007. The presentation, which is scheduled to begin at approximately 9:00 a.m. Eastern Time will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Marisa Conway
Brodeur for RIM
212.515.1924
mconway@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

February 16, 2007

RIM Provides Status Update

Waterloo, Ontario – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) today provides this status update pursuant to the alternative information guidelines of the Ontario Securities Commission (OSC). These guidelines contemplate that the Company will normally provide bi-weekly updates on its affairs until such time as the Company is current with its filing obligations under Canadian securities laws.

The Company’s management-initiated, voluntary review of stock option grants is ongoing and nearing completion. Following the completion of the review and the presentation of the Special Committee’s report to RIM’s Board of Directors, the key findings, conclusions and recommendations of the Special Committee will be disclosed. As previously disclosed, the Audit Committee of RIM’s Board of Directors has made a preliminary determination that a restatement of RIM’s historical financial statements will be required. The Company does not currently anticipate a material adjustment to the preliminary second quarter operating results reported on September 28, 2006, the preliminary operating results for the third quarter of fiscal 2007 reported on December 21, 2006, or to current or future financial years’ operating results as a result of the restatement. The Company expects to file with the Canadian securities regulators and furnish to the United States Securities and Exchange Commission (SEC) its consolidated financial statements and related MD&A for the second and third quarters of fiscal 2007 and its restated historical financial statements and related MD&A prior to its fiscal year end of March 3, 2007. There is no other material information concerning the affairs of the Company at this time that has not been generally disclosed.

The Company has had communications with both staff of the OSC and staff of the SEC about its internal review. The Company intends to continue to cooperate with the OSC and SEC.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Investor Contact:
RIM Investor Relation
s (519) 888-7465
investor_relations@rim.com

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM’s ongoing management-initiated, voluntary review of its option granting practices, including statements regarding preliminary determinations and expectations regarding the financial impact of the review on RIM’s historical, current and future financial statements, the anticipated timing of filing financial statements, and its intention to provide regular updates to its shareholders. The terms and phrases, “preliminary determination”, “expects”, “will”, “anticipate”, “intends” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience, its current assessment of matters relating to its ongoing internal review, and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM’s actual results, or future events to differ materially from those expressed or implied by the forward-looking statements, including, without limitation: determinations made by RIM’s Special Committee, outside advisors, auditors and others; unanticipated developments and delays encountered during the ongoing review; developments relating to RIM’s ongoing communications with the SEC and the OSC; additional corrections that may be required based on factual findings and analysis in the ongoing review; risks associated with litigation relating to RIM’s stock option grants; and legal and accounting developments regarding stock option grants and interpretations of such guidance. Readers are cautioned to consider the forward-looking statements in light of these risks and others relating to RIM are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 22, 2007	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance